UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR

        ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SYNALLOY CORPORATION
Full Name of Registrant

Former Name if Applicable
4510 Cox Road, Suite 201
Address of Principal Executive Office (Street and Number)
Richmond, VA 23060
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Quarterly Report”) by the prescribed filing date for the reasons stated below.

During the quarter ended June 30, 2020, management expended extensive time and effort connected with the proxy contest that culminated at its June 30, 2020 annual meeting of shareholders, and simultaneously with the conclusion of the proxy contest, the registrant’s former Chief Financial Officer announced his resignation and the registrant thereafter undertook a transition to a new Chief Financial Officer effective July 1, 2020. The new Chief Financial Officer took office just after the conclusion of the second quarter amid the unique circumstances noted in this filing. The registrant needs more time to allow the new Chief Financial Officer to obtain comfort in the certifications she is required to make with the Quarterly Report and to assess the internal controls surrounding the transition and regarding the matters discussed in this filing.

Additionally, the COVID-19 pandemic has had a devastating impact on the global oil and gas industry, and particularly in the Permian Basin located in West Texas. Since it made the decision, effective April 1, 2020, to suspend manufacturing operations at Palmer of Texas Tanks, Inc. (“Palmer”), the registrant has been evaluating Palmer’s prospects. As a result of that decision and related evaluation and potential disposition of Palmer’s assets, the registrant expects to recognize a material non-cash charge to impair certain of Palmer’s assets and intangibles for the quarter ended June 30, 2020. The registrant needs more time to complete its work on the amount of the impairment charges referred to above to be included in the Quarterly Report. Furthermore, to address a technical default of the Fixed Charge Coverage Ratio in its Credit Agreement with Truist Bank as of the quarter ended June 30, 2020, the registrant has an agreement in principle with the bank to amend the definition of the Fixed Charge Coverage Ratio to include the non-cash charge related to the aforementioned Palmer impairment in the numerator of the calculation for the quarter ended June 30, 2020 and for the directly following three quarters after June 30, 2020. The registrant needs more time to finalize the written amendment to the Credit Agreement memorializing that agreement.

Circumstances in the Welded Pipe & Tube reporting unit during the second quarter of 2020 triggered a goodwill impairment analysis. As such, the registrant is conducting a goodwill impairment analysis for the operations in that unit and needs more time to complete the analysis.

Finally, the registrant’s Board of Directors has engaged an independent law firm to investigate a complaint regarding, principally, the accounting treatment of Palmer and other matters.  As of the date of this filing, the independent law firm has not completed its investigation nor issued a formal report to the Board of Directors.  The registrant needs more time for the independent law firm to complete the investigation and inform the Board of its findings prior to issuance of the Quarterly Report.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the registrant’s expectations as to the filing of the Quarterly Report. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include the risk that the completion and filing of the Quarterly Report will take longer than expected and the risk that the registrant will be unable to file the Quarterly Report within the extension period of 5 calendar days provided under Rule 12b-25 of the Exchange Act. The registrant disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sally Cunningham	804	822-3267
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects a decrease in the results of operations for the second quarter of 2020 in comparison to the second quarter of 2019 primarily due to the suspension of manufacturing operations at Palmer as disclosed in the registrant’s Current Report on Form 8-K filed on April 2, 2020. The registrant’s net sales for the three months ended June 30, 2020 is expected to be approximately $66 million, as compared to $79 million for the corresponding period in 2019. The registrant’s gross profit (net sales less cost of sales) for the three months ended June 30, 2020 is expected to be approximately $4 million, as compared to $8 million for the corresponding period in 2019. At this time, the registrant is unable to further quantitatively describe the expected changes in its results of operations as compared to the corresponding period for the last fiscal year due to the ongoing impairment analysis referred to in Part III above.

The above financial data for the three months ended June 30, 2020 is preliminary and has been prepared on the basis of currently available information. The registrant’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion or any other form of assurance with respect to, this data. This data does not constitute a comprehensive statement of the registrant’s financial results for the three months ended June 30, 2020, and the registrant’s final numbers for this data may differ from these estimates.

SYNALLOY CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 11, 2020	By: /s/ Sally M. Cunningham
Sally M. Cunningham
Senior Vice President and Chief Financial Officer (principal accounting and financial officer)